UBS AG

52/F Two International Finance Center

8 Finance Street

Central, Hong Kong

VIA EDGAR and FACSIMILE

November 3, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:              Mr. H. Roger Schwall

Ms. Alexandra M. Ledbetter

Re:            SinoTech Energy Limited (the “Company”)

Registration Statement on Form F-1 (File No. 333-169890)

Dear Mr. Schwall and Ms. Ledbetter:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:30 a.m. New York City Time on November 3, 2010, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 19, 2010, through the date hereof:

Preliminary Prospectus dated October 19, 2010:

2,200 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

UBS AG
As Representative of the several Underwriters

By:	/s/Wiley O’Yang
Name:	Wiley O’Yang
Title:	Managing Director

By:	/s/Jorge Martinez
Name:	Jorge Martinez
Title:	Managing Director